                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                      Subject Company: American Century World Mutual Funds, Inc.
                                               SEC Registration No.:  333-157039

                                                                      [ACI LOGO]

American Century World Mutual Funds, Inc.

PROSPECTUS SUPPLEMENT

LIFE SCIENCES FUND * TECHNOLOGY FUND

Supplement dated February 23, 2009 * Prospectuses dated April 1, 2008

The Board of Directors  has  approved  agreements  and plans of  reorganization, whereby the assets of each of Life Sciences and  Technology  will be transferred to the American Century Growth Fund in exchange for shares of that fund.

Each  reorganization  is subject to the approval of  shareholders of the fund. A special  meeting of shareholders of Life Sciences and Technology will be held on
May 5, 2009.  Shareholders as of the close of business on February 20, 2009, are entitled  to  vote at the  meeting.  Detailed  information  about  the  proposed reorganizations  will be provided in the proxy materials,  which are expected to be mailed to shareholders in early March.

If approved by shareholders, the reorganizations will be effective May 29, 2009, or such other date as American Century may decide.

THE INFORMATION  INCLUDED  HEREIN IS NOT A SOLICITATION  OF ANY PROXY.  AMERICAN
CENTURY MUTUAL FUNDS,  INC. HAS FILED A PRELIMINARY  PROXY  STATEMENT/PROSPECTUS
AND  OTHER  RELEVANT  DOCUMENTS  REGARDING  THE  REORGANIZATIONS  WITH  THE U.S.
SECURITIES  AND EXCHANGE  COMMISSION  (THE "SEC").  INVESTORS  ARE URGED TO READ
THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU CAN OBTAIN THESE
DOCUMENTS  FREE OF CHARGE AT THE SEC WEB SITE  (WWW.SEC.GOV).  IN ADDITION,  THE
PROXY   STATEMENT/PROSPECTUS  WILL  BE  AVAILABLE  FREE  OF  CHARGE  BY  CALLING
1-866-615-7264 AFTER MARCH 5, 2009.

American Century Investment Services, Inc., Distributor
©2009 American Century Proprietary Holdings, Inc. All rights reserved.

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